SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2017	Commission File Number: 001-15014

SUN LIFE FINANCIAL INC.

(the "Company")

(Translation of registrant's name into English)

150 King Street West, Toronto, Ontario, M5H 1J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K  in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)

Date: August 9, 2017	By:	/s/ “Troy Krushel”
Troy Krushel,
Assistant Vice-President & Senior Counsel.

Exhibits	Description

99.1	Press Release dated August 9, 2017 - Sun Life Financial Reports Second Quarter 2017 Results
99.2	Press Release dated August 9, 2017 - Sun Life Financial declares dividends on Common and Preferred Shares payable in Q3 2017
99.3	Press Release dated August 9, 2017 - Sun Life Financial to Commence a Normal Course Issuer Bid